CONFIDENTIAL TREATMENT REQUESTED BY EDUCATION MANAGEMENT CORPORATION. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. OMISSIONS ARE IDENTIFIED SEPARATELY BY “[*CONFIDENTIAL TREATMENT*]” THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE U.S. SECURITIES AND EXCHANGE COMMISSION’S DIVISION OF CORPORATION FINANCE.

August 7, 2014

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:    Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 3, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 8, 2014
Response dated July 17, 2014
File No. 1-34466

Dear Mr. Spirgel:
We are providing this letter in response to the comments of the Staff contained in your letter dated July 24, 2014, related to the above referenced response letter submitted by Education Management Corporation (together with its subsidiaries, the “Company”) with respect to the Staff’s comments on the above referenced filings.

Set forth below are the Staff’s comments and our responses.

The Company has requested confidential treatment for Exhibit A of this letter pursuant to Rule 83 of the U.S. Securities and Exchange Commission’s (“SEC”) Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Form 10-K for the Fiscal Year Ended June 30, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 100

COMMENT NO. 1:

We note your response to comment two. Please expand your disclosures to provide your readers with, at a minimum, a meaningful summary level understanding of your refund policies. For example, you could indicate that the majority of fees are non-refundable after a certain period of time has elapsed.

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RESPONSE:

In future filings of our Form 10-K, we will revise the third paragraph of our accounting policy to read as follows (with proposed changes from our June 30, 2013 Form 10-K underlined):

If a student withdraws from one of our schools, the extent of his or her obligation for tuition and fees is limited depending on when the student withdraws during an academic term. We reduce the student’s obligation to us depending upon our refund policies, which vary by state and institution and take into account the refund requirements of the U.S. Department of Education, most state education authorities that regulate our schools, the accrediting commissions that accredit our schools and individual institutional policies (collectively, “Refund Policies”). In the vast majority of situations, if a student withdrew from school after attending classes for at least 60.0% of a term of instruction, he or she would not be eligible for any reduction in tuition under our Refund Policies. Accordingly, the student would have to pay us the balance of the tuition and fees that we have not received already either in the form of financial aid or payments from the student. If a student withdraws from school prior to attending classes for at least 60.0% of a term of instruction, however, we may reduce the amount of a student’s obligation for tuition and fees based on a tiered approach under which, in general, the greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student’s obligation is to the school for the tuition and fees related to that academic term. Our reported revenues are net of any reduction in the student’s obligation to us that results from any applicable Refund Policy.

COMMENT NO. 2:

We note your response to comment three and that you do not reassess collectability for revenue recognition purposes when a student withdraws from one of your institutions or loses financial aid eligibility. Please tell us in more detail how you concluded that collectability is reasonably assured when an event occurs that could call into question collectability of revenue. In this regard, please provide us with a quantitative analysis of your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

RESPONSE:

We assess whether collectability is reasonably assured at the time a student begins class. Generally, students do not lose financial aid once they have been approved for that aid unless they withdraw from school. If a student withdraws from school, we evaluate the following:

•	Whether the student’s obligation to us for tuition and fees should be reduced and if so determine the amount;

•	Whether any financial aid must be returned to its source and if so at what amount; and

•
Whether any additional amount is due from the student, which would be the case if any amount of the reduction in the student’s tuition and fees is less than any amount of financial aid that must be repaid.

In addition, we evaluate whether any additional allowance for bad debts must be recognized. As a percentage of net revenues, our bad debt expense (inclusive of amounts that relate to revenue recognized at the time that students withdraw) was 6.9% for the fiscal year ended June 30, 2013.

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We do not reassess collectability for revenue recognition purposes when a student withdraws from one of our institutions because:

•	We assess collectability when a student begins class consistent with SAB Topic 13;

•	When students withdraw from school, we do not modify their enrollment agreements, which specify the fixed and determinable amounts of their education costs;

•	We reclassify the student as withdrawn for purposes of reassessing the collection of student receivables; and

•
We believe our presentation of collectability risk within bad debt expense is a common approach within the proprietary education sector and allows the users of our financial statements to understand bad debt expense trends related to our receivables and compare us to our peers.

In the event that a student withdraws from school prior to completing 60.0% of an academic term, the U.S. Department of Education requires the return of a portion of the Title IV program aid originally received pursuant to its applicable policies. As part of that process, we are entitled to a portion of the Title IV program aid and other aid that was awarded to the student. At the same time, our institutional refund policies may reduce the total amount of tuition and fees that the withdrawn student owes us. The amount the withdrawn student ultimately owes us is the difference between the calculated net tuition and fees that remains on their account after applying our applicable refund policy and the amount of the Title IV program aid and other aid to which we are entitled.

We record the risk of not collecting revenue recognized when a student withdraws from school in bad debt expense as part of our evaluation of the allowance for doubtful accounts. This evaluation considers a student’s change in status (withdrawal from school), as historical collection rates for students who have withdrawn from school are worse than those for students who are still in school. We update the allowance for doubtful accounts at each reporting period end for changes in student statuses to ensure that our results of operations properly reflect only those amounts which we expect to collect.

Our student information systems are designed to ensure that revenues are recorded accurately within a reporting period; they are not designed to isolate the amount of revenue we recognize as a result of a student’s withdrawal after applying our refund policies or isolate the collectability risk specific to that amount of revenue. We designed our systems in this manner because the amount of revenue we record related to students who withdraw from class during a term of instruction is not material to the accurate presentation of our financial statements, considering that we currently record any resulting collectability risk in bad debt expense in the reporting period in which that student withdraws. However, in order to respond to the question raised by the Staff we prepared a quantitative analysis which estimates the amount of fiscal 2013 net revenue that we recorded in accordance with our refund policies when students withdrew and applies a related uncollectability rate to those net revenues based on historical collection experience. As summarized in our quantitative analysis at Exhibit A, we estimate that the total uncollectible amount related to revenue recorded when students withdrew was approximately 1.2% of fiscal 2013 net revenues, which we believe is consistent with our historical collection experience.

We recognize that an alternative presentation of revenues and expenses would be to record in net revenues only the amounts expected to be collected from a student when the student withdraws from school. Because the difference in presentation would only reduce the amount of revenue we record after applying the applicable refund policy with a corresponding reduction to the amount of bad debt expense we record when a student withdraws from school (or an estimated 1.2% of net revenues for 2013), we believe that recording the collectability risk related to all withdrawn students as a component of bad debt expense does not materially affect our financial statements taken as a whole.

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Form 10-Q for the fiscal quarter ended March 31, 2014

Note 6. Student Receivables, page 17

COMMENT NO. 3:

We note your response to comment 11 and your disclosure on page 66 that you have seen your increased lending activity result in higher bad debt expense as a percentage of net revenues. From your response, it appears that you rely upon the enrollment agreement as part of your collectability assessment. Please tell us in more detail how you evaluate collectability before revenue is recognized in accordance with SAB Topic 13 and how this agreement contributes to your assessment. Further, considering that you believe the unit of account is your student, please tell us why you believe your student population is homogeneous and that it is impractical to determine which students have collection risk. Compare and contrast this with the reliance you make in comment one on your confirmation of an individual student’s Title IV eligibility for revenue recognition on day one.

RESPONSE:

We evaluate collectability of revenue prior to a student beginning class.  This evaluation considers the results of a student’s applications for federal aid and aid from other sources.  A substantial majority of our students are approved for such aid before class begins. Additionally, we meet with each student prior to beginning their first class to evaluate additional financing options based on their income levels and their ability to pay cash not derived from Title IV programs.  Students are required to reapply for Title IV program and other aid each academic award year, which is generally after eight to nine months of instruction. If there is a change to their eligibility for the upcoming academic award year, we reassess the collectability of revenues from these students and consider whether they should be allowed to continue their schooling. If a student does not qualify for Title IV or other aid and does not have the ability to pay for a substantial portion of their schooling, he or she would not be allowed to enroll in classes.
We estimate that we receive over 80% of our consolidated net revenues from Title IV programs or other sources from which we have historically had de minimis collections risk. The remainder of our net revenues, which comprise less than 20% of our net revenues, represent amounts due from students. While a student is active, we collect a substantial portion of their tuition and fees as demonstrated through historical collections experience. Accordingly, our decision to recognize revenue when a student begins class is based on our conclusion that collection is reasonably assured and our historical knowledge that a substantial portion of their tuition and fees are collectible.
We advise the Staff that, as disclosed in Part II, Item 7 - Management’s Discussion and Analysis, Analysis of Operating Results by Reportable Segment on page 75 of our 2013 Form 10-K, our additional extensions of credit have been primarily at The Art Institutes as a result of the changes in the availability of PLUS program loans, from which we received approximately 3.3% less as a percentage of net revenues in fiscal 2013 than we did in fiscal 2012. The PLUS program is only one of several aid sources under Title IV programs; therefore, students who were affected by the changes in the program were still eligible for and continued to receive the majority of the costs of their education from other forms of Title IV aid, such as Stafford Loans and Pell Grants, and other sources from which we have historically had de minimis collections risk.

Our unit of account is an average student since upon enrollment, there is no way to determine whether an individual student will not continue to remain in school, and students who remain in school pay their obligations at a high rate. We have a large number of students who have similar risk profiles; accordingly,

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we have not believed it necessary to evaluate ongoing collectability on an individual student by student basis. Further, we believe that our student population is homogeneous and that it is impractical to determine from which students we have collection risk for the following reasons:

•
As disclosed in Part II, Item 7 - Management’s Discussion and Analysis, Analysis of Operating Results by Reportable Segment, on page 72 of our June 30, 2013 Form 10-K, our average enrolled student body was approximately 127,000 during fiscal 2013;

•
Students have average receivable balances of less than $2,000, and individual balances generally do not exceed $20,000, which is less than 0.01% of our consolidated net student receivables at June 30, 2013;

•
Over 90% of our students receive some amount of financial aid from Title IV programs and other sources from which we have de minimis collections risk, such as state and military grants and amounts from Canadian authorities, and for the majority of our students, such aid comprises over 70% of their tuition and related fees. For all students, we receive over 80% of our consolidated net revenues from such aid; and

•
We have determined through our historical collections experience that students who stay in school are better payers than students who withdraw from school, and we cannot determine which students will withdraw from school at the time they begin class.

For all of the above reasons, we believe a student-by-student analysis of collections risk is not necessary.

We respectfully inform the Staff that, the enrollment agreement demonstrates that persuasive evidence of an arrangement exists and that our price to the student, with which the student agrees, is fixed and determinable, and as such it is not intended to determine the creditworthiness of a student.

COMMENT NO. 4:

We note your response to comment 12. Please tell us in more detail about the program that commenced in 2013, your relationship with the lenders and if the purchases were contemplated prior to the lenders awarding financial aid to your students.

RESPONSE:

We advise students about the referenced program that commenced in 2013 only if they are enrolling at The Art Institutes, whose terms of instruction begin and end within our fiscal reporting periods, except in those rare circumstances when one of its terms begins at the end of the preceding fiscal quarter. Pursuant to our agreement with an unrelated third party lender, who awards aid to students based on criteria that we established, such as creditworthiness and limits on amounts of indebtedness, we are committed to purchase all loans it approves and originates to a student once the student begins class. If a student is approved for an award but does not begin class, the loan will not be disbursed by the lender, and we will not be obligated to purchase the loan. Once a student begins class and the lender disburses the awarded aid to us, we are obligated to purchase the loan from the lender within three business days at cost, that is, we assume the risk of collectability on these loans.

The lender awarded and we purchased approximately $5.0 million of these loans per fiscal quarter during the nine month period ended March 31, 2014. Given the timing of when the terms of instruction begin and end, which, as noted above, generally coincide with our fiscal quarters, we believe we have not had any purchase obligations outstanding related to any loans under this program at the end of any of our reporting periods.

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Note 12. Contingencies, page 22

COMMENT NO. 5:

We note your response to comment 14 and note that you have concluded that you cannot estimate the reasonably possible additional loss or range of loss. In this regard, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

RESPONSE:

We supplementally advise the Staff that representatives from our Law Department meet with the Accounting Department on a monthly basis to discuss the range of reasonably possible losses on material litigation and investigations and, where appropriate, develop an estimate for purposes of disclosure. In addition, our Chief Executive Officer and Chief Financial Officer meet with representatives from a number of relevant corporate departments and members of our operational executive teams, who collectively comprise our Disclosure Committee, on a quarterly basis prior to releasing earnings to the public and issuing our Form 10-Q or Form 10-K. The quarterly review procedures include an update on the status of each matter disclosed in the prior quarterly filing with the Securities and Exchange Commission (the “Commission”) and a review of any new matters filed during the most recent reporting period. Our analysis of each material matter disclosed in our March 31, 2014 Form 10-Q (the “Form 10-Q”) is as follows:

•Washington v. Education Management Corporation. As disclosed in the Form 10-Q, we periodically engage in settlement discussions with respect to this case. As of the date of the filing of the Form 10-Q, these discussions had not proceeded to a point where we believed that we were confident of a range of losses which were reasonably possible in excess of the amount we recorded as a reserve. We do not intend to settle unless we can negotiate an acceptable settlement amount because we believe that the case is without merit. We will continue to assess our disclosure if we engage in additional settlement discussions and as additional facts become known.

•Sobek v. Education Management Corporation. We disclosed in the Form 10-Q that we have reached an agreement in principle with the relator in this case regarding the financial terms of a potential settlement and have accrued the portion of the settlement amount which we would pay. The agreement remains subject to approval by the U.S. Department of Justice. As disclosed in the Form 10-Q, the amounts we would pay above the amount covered by insurance if the settlement agreement is approved are immaterial. There have been no additional discussions or negotiations with respect to the amount of the settlement since the initial agreement with the relator. With respect to the two additional investigations by U.S. Attorneys’ offices related to claims under the federal false claims act, we believe that it is too early to assess any potential range of losses which are reasonably possible because the Company has not had any substantive discussions with the respective U.S. Attorneys’ offices about the investigations. We will continue to assess our disclosure as additional facts become known.

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•Shareholder Derivative Lawsuits. As disclosed in the Form 10-Q, we have filed a motion to dismiss the Oklahoma Law Enforcement Retirement System case and the Bushansky case is currently subject to a stay in light of the initial ruling on the defendants’ motion to dismiss the Oklahoma Law Enforcement Retirement System case. Given that the Special Litigation Committee found no support for the remaining claims, we believe that, while we cannot conclude that it is remote that we will not prevail in our motion to dismiss, we cannot assess any potential range of losses which are reasonably possible in these cases. We will continue to assess our disclosure based on rulings from the Court in each respective case and as additional facts become known.

•OIG Subpoena. We have cooperated with the investigation, which began in May 2013, but have not had discussions with the government since we provided documents in response to a subpoena. Accordingly, we believe it is too early to assess any potential range of losses which are reasonably possible related to this matter. We will continue to assess our disclosure as additional facts become known.

•State Attorneys General Investigations. We have cooperated with these investigations, but to the extent we have had discussions addressing the resolution of any of these investigations, we have not had any discussions about financial terms which would allow us to assess any reasonably possible range of losses. Additionally, we believe that there are no other ways to assess any reasonably possible range of losses based on the nature of these investigations. We will continue to assess our disclosure for each investigation as additional facts become known and if we engage in settlement discussions which involve financial terms.

•City of San Francisco. We disclosed in the Form 10-Q that we recorded a pre-tax charge of $4.4 million during the nine month period ended March 31, 2014 which represented our best estimate of the loss related to this matter. We subsequently filed a Form 8-K with the Commission on June 17, 2014 disclosing that we agreed to pay the aggregate amount of approximately $4.4 million to resolve the investigation.

•Securities and Exchange Commission Subpoenas. As of the date of filing of the Form 10-Q, we believed it was too early to assess any potential range of losses which were reasonably possible related to this matter. We subsequently received a letter from the Division of Enforcement of the Commission dated June 17, 2014 stating that the investigation has been completed and the Division of Enforcement does not intend to recommend any enforcement action by the Commission.

•Argosy University, Seattle APA Program Accreditation Lawsuits. There have been no material exchanges of discovery or negotiations with the attorneys representing the former students since these lawsuits were filed in August 2013. Accordingly, we believe it is too early to assess any potential range of losses which are reasonably possible in these cases. We will continue to assess our disclosure as additional facts become known.

•New England Institute of Art Show Cause Order. As disclosed in the Form 10-Q, the show cause hearing will be held in September 2014. Since the show cause order received in May 2014 was the first indication of concern expressed by the New England Institute of Art’s institutional accreditor, we believe it is too early to assess any potential range of losses which are reasonably possible in this matter. We will continue to assess our disclosure as additional facts become known.

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As requested by the Staff, Education Management Corporation (“EDMC”) acknowledges the following with regard to the filings:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please address them to me at (412) 562-0900.

Sincerely,

EDUCATION MANAGEMENT CORPORATION
By: /s/ Mick J. Beekhuizen
Mick J. Beekhuizen
Executive Vice President and Chief Financial Officer

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Exhibit A

[*Confidential Treatment*]

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